                      REGISTRATION AND REPORTING UNDER THE
                      SECURITIES AND EXCHANGE ACT OF 1934
                          ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999
                                             -----------------

                                       OR

     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from             to
                                          -----------    ------------

Commission file number 1-5985
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                         43252 Woodward Ave, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
                                ---------------------------------------
                                (name of plan)

Date     June 28, 2000          By   /s/ Fred Davenport
         -------------               ------------------
                                     Fred Davenport
                                     Plan Administrator

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                     -------

                                                                         PAGES

Report of Independent Accountants                                           2


Financial Statements:

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1999 and 1998                                       3

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31, 1999 and 1998           4

   Notes to Financial Statements                                          5-7


Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
                Purposes at December 31, 1999                               8

   Item 27d - Schedule of Reportable Transactions
                for the Year Ended December 31, 1999                     9-11

Exhibit 23.1    Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
Newcor, Inc. Savings Plan for Employees:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Newcor, Inc. Savings Plan for Employees (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999 and of reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 9, 2000

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 1999 and 1998

                                    -------



                                                                     1999           1998
                                                                     ----           ----

Assets:
     Investments, at fair value                                  $11,646,200    $10,069,300
     Employee loans                                                    3,300         13,300
     Company matching contribution receivable                         26,400         24,800
     Employee contribution receivable                                 73,300         72,700
                                                                 -----------    -----------
  Net assets available for plan benefits                         $11,749,200    $10,180,100
                                                                 ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1999 and 1998

                                    -------



                                                                 1999              1998
                                                                 ----              ----

Additions:
    Employee contributions                                   $ 1,010,900       $ 1,193,800
    Employer contributions                                       353,800           315,100
    Employee rollovers and plan merger                           497,600         1,129,700
    Investment income:
       Interest and dividend income                              823,500           358,300
       Net appreciation in fair value of investments             660,400           548,700
                                                             -----------       -----------
                Total additions                                3,346,200         3,545,600

Deductions:
    Participant distributions                                  1,767,100         1,768,900
    Other                                                         10,000             6,500
                                                             -----------       -----------
                Total deductions                               1,777,100         1,775,400

                Net increase                                   1,569,100         1,770,200

Net assets available for plan benefits:
    Beginning of year                                         10,180,100         8,409,900
                                                             -----------       -----------

    End of year                                              $11,749,200       $10,180,100
                                                             ===========       ===========



    The accompanying notes are an integral part of the financial statements.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                                    -------



1.     DESCRIPTION OF THE PLAN:

       The Plan is a defined contribution plan adopted effective May 1, 1985 covering eligible employees of Newcor, Inc. (the "Company"). Salaried employee participants in the Rubright Employees Retirement and 401(K) Plan, the Plastronics Plus, Inc. 401(K) Retirement Plan, and the Blackhawk Engineering 401(K) Plan were merged with the plan effective January 1, 1998 ($856,000 net assets transferred into the plan). Salaried employee participants in the Production Rubber 401(K) Plan were merged with the plan effective January 1, 1999 ($78,400 net assets transferred into the plan).

       Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc.

       Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G).

       The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. During 1999, employer contributions were reduced by $3,479 from forfeited nonvested accounts.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.     SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

       Expenses incurred in connection with the operation of the Plan are borne by the employer.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------


 3.    INVESTMENTS:

       The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 1999 and 1998:



                                                            1999            1998
                                                            ----            ----
       American Funds Investments:
         Bond Fund of America                          $   320,600     $   260,200
         Cash Management Trust                           2,707,000       3,002,400
         Euro Pacific Growth Fund                        1,357,600         837,900
         Income Fund of America                          1,020,100       1,105,100
         Investment Company of America                   2,987,500       2,712,000
         New Perspective Fund                            2,133,500       1,696,500
         Washington Mutual Investors Fund                  106,300          10,200
         Growth Fund of America                            343,200          10,700
         Small Capital World Fund                           37,300               0
       Newcor Inc. Common Stock Fund                       633,100         434,300
                                                       -----------     -----------

          Total                                        $11,646,200     $10,069,300
                                                       ===========     ===========



4.     INCOME TAX STATUS:


       The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                                     -------


5.     NONPARTICIPANT-DIRECTED INVESTMENTS:

       The Newcor, Inc. Common Stock Fund includes both participant and nonparticipant directed investments which are commingled. Information about the net assets and the significant components of the changes in net assets is as follows:

                              SUMMARY OF NET ASSETS
                           December 31, 1999 and 1998


                                                      1999             1998
                                                      ----             ----

       Newcor, Inc. Common Stock Fund               $633,100         $434,300



                          SUMMARY OF CHANGES IN ASSETS
                      For the year ended December 31, 1999


         Employee/employer contributions                      $ 416,300
         Net  (depreciation) in fair value of investments      (294,100)
         Participant distributions                              (32,800)
         Transfers                                              109,400
                                                              ---------

                                                              $ 198,800
                                                              =========


6.     BENEFIT PAYMENTS:

       Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $59,765 and $289,323 at December 31, 1999 and 1998, respectively.


7.     FORM 5500:

       The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1999

                                     -------


(A)                      (B)                            (C)                   (D)                (E)
        IDENTITY OF ISSUER, BORROWER, LESSOR      DESCRIPTION OF
                  OF SIMILAR PARTY                  INVESTMENT               COST           CURRENT VALUE
                  ----------------                  ----------               ----           -------------
 *      American Funds Investments
          Bond Fund of America                     24,700 Shares          $   335,200         $   320,600
          Cash Management Trust                 2,707,000 Shares            2,707,000           2,707,000
          Euro Pacific Growth Fund                 31,825 Shares              876,100           1,357,600
          Income Fund of America                   64,810 Shares            1,077,700           1,020,100
          Investment Company of America            92,036 Shares            2,537,900           2,987,500
          New Perspective Fund                     72,470 Shares            1,483,800           2,133,500
          Washington Mutual Investors Fund          3,594 Shares              118,300             106,300
          Growth Fund of America                   11,777 Shares              311,700             343,200
          Small Capital World Fund                    953 Shares               30,300              37,300
                                                                          -----------         -----------
               Total American Funds                                         9,478,000          11,013,100

 *      Newcor, Inc. Common Stock Fund            102,556 Units             1,025,560             633,100

        Participant Loans                      10 to 10.25 percent
                                                                                    0               3,300
                                                                          -----------         -----------

        Total                                                             $10,503,560         $11,649,500
                                                                          ===========         ===========



*Party in interest to the Plan

                     NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1999

                                     -------



                                                            (C)       (D)     (E)         (F)       (G)          (H)         (I)
           (A)                      (B)                  PURCHASE   SELLING  LEASE      EXPENSE     COST    CURRENT VALUE  NET GAIN
   IDENTITY OF PARTY       DESCRIPTION OF ASSET            PRICE     PRICE   RENTAL     INCURRED  OF ASSET    OF ASSET     OR (LOSS)
   -----------------       --------------------          --------   -------  ------     --------  --------  -------------  ---------
REPORTING CRITERION I:  Any transaction within the
                        plan year, with respect to any
                        plan asset, involving an
                        amount in excess of five
                        percent of the current value
                        of plan assets.
                                                                             Not applicable.



REPORTING CRITERION II: Any series of transactions
                        (other than transactions with
                        respect to securities) within
                        the plan year with or in
                        conjunction with the same
                        person which, when aggregated,
                        regardless of the category of
                        asset and the gain or loss on
                        any transaction, involves an
                        amount in excess of five
                        percent of the current value
                        of plan assets.

                                                                             Not applicable.

           NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

            for the year ended December 31, 1999

                           -------


                                                           (C)         (D)       (E)      (F)     (G)             (H)        (I)
          (A)                           (B)              PURCHASE    SELLING    LEASE   EXPENSE   COST      CURRENT VALUE  NET GAIN
   IDENTITY OF PARTY         DESCRIPTION OF ASSET          PRICE      PRICE     RENTAL  INCURRED OF ASSET      OF ASSET    OR (LOSS)
   -----------------         --------------------        --------    -------    ------  -------- --------   -------------  --------
REPORTING CRITERION III: Any transaction within the
-----------------------  plan year involving securities
                         of the same issue if within
                         the plan year any series of
                         transactions with respect to
                         such securities, when
                         aggregated, involves an amount
                         in excess of five percent of
                         the current value of plan
                         assets

   American Funds        Cash Management Trust
                           192  Purchases                $4,404,764                             $4,404,764   $4,404,764
                           205  Sales                                $4,603,432                  4,603,432    4,603,432

   American Funds        Growth Fund of America Inc.
                            64  Purchases                   486,947                                486,947      486,947
                            11  Sales                                   198,106                    185,952      198,106     12,154

   American Funds        Income Fund of America
                            39  Purchases                   258,215                                258,215      258,215
                            33  Sales                                   250,612                    249,515      250,612      1,097

   American Funds         Investment Company of America
                            67  Purchases                   825,138                                825,138      825,138
                            36  Sales                                   686,141
                                                                                                   651,534      686,141     34,607
   American Funds         New Perspective Fund
                            59  Purchases                   456,639                                456,639      456,639
                            31  Sales                                   489,128                    434,691      489,128     54,437


           NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

            for the year ended December 31, 1999

                           -------




                                                           (C)         (D)       (E)      (F)     (G)             (H)        (I)
          (A)                           (B)              PURCHASE    SELLING    LEASE   EXPENSE   COST      CURRENT VALUE  NET GAIN
   IDENTITY OF PARTY         DESCRIPTION OF ASSET          PRICE      PRICE     RENTAL  INCURRED OF ASSET      OF ASSET    OR (LOSS)
   -----------------         --------------------        --------    -------    ------  -------- --------   -------------  --------
REPORTING CRITERION IV: Any transaction within the
                        plan year with respect to
                        securities with or in
                        conjunction with a person
                        which, if any prior or
                        subsequent single transaction
                        within the plan year with such
                        person with respect to
                        securities, exceeds five
                        percent of the current value
                        of plan assets.

                                                                              Not applicable.


                       Exhibit Index
                       -------------

Exhibit No.           Description
-----------           -----------

  23.1                Consent of Independent Accountants